                                                                    EXHIBIT 99.2

       CITFED BANCORP ANNOUNCES 35% INCREASE IN FIRST QUARTER EARNINGS




DAYTON, OHIO, JULY 30, 1996 -- CitFed Bancorp, Inc. (NASDAQ-NNM:CTZN), the holding company of Citizens Federal Bank, F.S.B., today announced first quarter earnings reached a record of $5.0 million, or $0.85 per share, for the three months ended June 30, 1996, compared with $3.7 million, or $0.63 per share, for the three months ended June 30, 1995.

         "We are pleased to report a 35% increase in earnings for the first quarter," remarked Jerry L. Kirby, chairman and chief executive officer. "These record earnings were achieved primarily through higher net interest margins and continued growth in fee income."

         Net interest income for the three months ended June 30, 1996, increased 17.8% to $15.8 million, up from $13.4 million for the same quarter last year. This increase in net interest income was the result of a $271.4 million increase in the average outstanding balance of interest earning assets, primarily due to a $100.8 million increase in loans and a $140.0 million increase in mortgage-backed securities. CitFed's net interest margin for the three months ended June 30, 1996, increased 4.8% to 2.61% from 2.49% for the same period last year.

         Consumer banking fee income increased 33.8% to $2.8 million in the first quarter, up from $2.1 million for the same quarter last year. This growth in non-interest income continued to reflect the benefits of increased checking account activity.


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         Administered trust assets increased 6.3% to $418.0 million at June 30,
1996, compared with $393.4 million at June 30, 1995. Trust and investor services fee income increased 50.2% to $901,000 for the first quarter, up from $600,000 for the same quarter last year. This increase was primarily the result of $341,000 of fee income generated from CitFed Investment Group, a wholly owned subsidiary formed during the first quarter of fiscal 1996 to facilitate the sale of mutual funds and insurance products through the Bank's retail branches.

         Mortgage banking fee income increased by 33.2% in the first quarter to $2.4 million, compared to $1.8 million for the same period a year ago. This increase was due primarily to $1.6 million of income recognized from the adoption of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122") during the period. Without the effects of SFAS 122, mortgage banking fee income would have declined by $985,000. This decline was primarily due to loan servicing fees which were $495,000 lower than the same period a year ago, as a result of lower servicing balances. In addition, secondary marketing losses were $700,000 higher than the same period a year ago. There were no servicing rights sold during the quarter compared to a $135 million package sold for a gain of $1.6 million during the same period a year ago. Mortgage loan closings totaled $223.0 million for the quarter ended June 30, 1996, compared to $186.3 million for the quarter ended June 30, 1995, an increase of 19.7%.

         Total non-interest expense increased by $526,000 to $14.7 million in the first quarter, or 3.7%, as compared to the same period a year ago.

         CitFed's efficiency ratio was 63.75% for the quarter ended June 30, 1996, as compared to 67.46% for the quarter June 30, 1995. This improvement was the result of successfully controlling operating expenses while increasing net interest income and fee income.

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         Asset quality continued to exceed the national averages.
Non-performing assets to total assets increased to 0.93 % at June 30, 1996, compared to 0.85% at March 31, 1996 and 0.49% at June 30, 1995. The increase from June 1995 was the result of the Bank placing its 1% participation in a first mortgage loan on two office buildings in New York City amounting to $9.3 million into nonaccrual status during the December 1995 quarter. This was the result of the debtors filing for Chapter 11 bankruptcy protection. The Bank has a $2.5 million reserve recorded on this loan at June 30, 1996, and no additional reserves were considered necessary based on management's analysis of this loan. The allowance for loan losses at June 30, 1996, was $16.7 million, or 83.24% of nonperforming loans and 1.11% of loans outstanding.

         CitFed's assets totaled $2.7 billion at June 30, 1996, compared to $2.6 billion at March 31, 1995, an increase of 2.4%. The consolidated capital of the Corporation at June 30, 1996, was $175 million, or 6.6% of total assets. Citizens Federal Bank, F.S.B. exceeds all capital requirements imposed by its regulators. In addition, the Bank is rated as a tier one bank, the highest rating given by their regulators.

         CitFed Bancorp, Inc. is the holding company of Citizens Federal Bank, F.S.B., the largest financial institution headquartered in Dayton. The Bank operates 33 retail offices in a six-county area. The Bank's subsidiary, CitFed Mortgage, operates eleven mortgage origination offices in Ohio, Kentucky, Virginia and North Carolina.


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                             CITFED BANCORP, INC.
                                  HIGHLIGHTS
                   (IN THOUSANDS EXCEPT FOR PER SHARE DATA)



BALANCE SHEET

                                      June 30,      March 31,     June 30,
                                        1996          1996          1995
                                      --------      ---------     --------
Total Assets                         $2,661,006     $2,597,886   $2,328,983
Loans Receivable, net                 1,532,624      1,521,500    1,411,427
Mortgage-backed securities              684,060        655,679      512,698
Cash and cash equivalents                50,051         52,724       72,791
Investment securities                   223,185        188,743      173,174
Deposits                              1,626,646      1,649,265    1,625,771
Borrowings                              834,326        748,061      510,691
Stockholders' Equity                    175,271        174,109      163,726
Shareholders' Equity/Assets                6.59%          6.70%        7.03%
Tangible Capital/Assets                    5.79%          5.86%        5.99%
Book Value per Share                     $30.80         $30.62       $29.13
Tangible Book Value Per Share            $26.84         $26.54       $24.56
Market Closing Price                     $39.13         $35.50       $27.25
Price/Earnings multiple                   11.51  X       12.91  X     10.81   X



OPERATING DATA

                                                  Three Months Ended
                                                        June 30,
                                                 1996              1995
                                               ---------         --------
Total Interest Income                           $44,219           $39,786
Total Interest Expense                           28,399            26,353
Provision for Loan Losses                           450               300
Other Income                                      6,603             6,340
Other Expense                                    14,726            14,200
Net Income                                        5,037             3,683
Earnings per share before cumulative
  effect of change in accounting principle        $0.85             $0.63
Net Income per share                               0.85              0.63
Net Interest Margin                                2.61%             2.49%
Return on average equity                          11.58%             9.11%
Return on average assets                           0.78%             0.63%

Average Assets                               $2,589,921        $2,322,066
Average Equity                                  173,945           161,637
Avg Int Earning Asset                         2,425,551         2,154,179



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